VIA EDGAR

March 12, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Alkermes Public Limited Company Form 10-K for the Fiscal Year Ended March 31, 2012 Filed May 18, 2012 File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”), set forth below please find the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 13, 2013 to Richard F. Pops, Alkermes’ Chairman and Chief Executive Officer.  For your convenience, we have provided the Staff’s comments in italics, followed by Alkermes’ responses thereto.

Item 1. Business

Collaborative Arrangements, page 14

1.              On page 6, you disclose the third parties that market each of your five key products. We note that you have not filed the following agreements that relate to the commercialization of your five key products and upon which you appear to be substantially dependent.

•                  The license agreement with Janssen Pharmaceuticals relating to INVEGA SUSTENNA/XEPLION;

•                  The amended and restated license agreement, manufacturing supply agreement and development and supplemental agreement each with Acorda relating to AMPYRA/FAMPYRA; and

•                  The sub-license agreement with Biogen Idec relating to FAMPYRA.

Please promptly file each of the above agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition, please provide us with proposed expanded disclosure that discloses the material terms of the sub-license agreement with Biogen Idec relating to FAMPYRA, including material payments to date, aggregate remaining milestone payments, royalty, term and termination provisions.

Company’s Response:

As part of its Annual Report on Form 10-K for the fiscal year ending March 31, 2013, the Company will file the license agreement with Janssen relating to INVEGA SUSTENNA/XEPLION and will, pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporate by reference the agreements relating to AMPYRA/FAMPYRA filed as exhibits to the reports filed by Acorda Therapeutics, Inc. (“Acorda”).

The Company and Acorda entered into a consent and amendment agreement, which enabled Acorda to separately sub-license certain of its rights to Biogen Idec International GmbH. This consent and amendment agreement does not contain any material terms and does not alter any material terms contained within the amended and restated license agreement, the supply agreement, and the development and supplemental agreement with Acorda.  To address this amendment, however, the Company proposes to include the following text (set forth in bold below) within the “Collaborative Arrangements” section in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013:

In June 2009, we entered into an amendment of the amended and restated license agreement and the supply agreement with Acorda Therapeutics, Inc. (“Acorda”) and, pursuant to such amendment, consented to the sublicense by Acorda to Biogen Idec International GmbH (“Biogen”) of Acorda’s rights to use and sell FAMPYRA in certain territories outside of the United States (to the extent that such rights were to be sublicensed to Biogen pursuant to its separate collaboration and license agreement with Acorda). Under this amendment, we agreed to modify certain terms and conditions of the amended and restated license agreement and the supply agreement with Acorda to reflect the sublicense by Acorda to Biogen.

Research and Development Expense, page 66

2.              On page 12 you discuss your key development programs. Please provide us proposed disclosure of the following items to be included in future periodic reports:

For an R&D project that is individually significant:

•                  The costs incurred during each period presented and to date;

•                  The nature of efforts and steps necessary to complete the project;

•                  The risks and uncertainties associated with completing development;

•                  The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•                  Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

For the remainder of projects not considered individually significant:

•                  Disclose the composition of the total R&D expense shown in the financial statements for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe distinguishing between preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.

•                  If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, disclosure of the reasons for and the amount of the expected change should be made. If an estimate of the amount cannot be made, disclosure of this uncertainty should be made.

•                  For projects that are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, we generally believe disclosure about each project, even if the R&D expenses incurred on the project has not been material, is necessary to provide insight into expected effects on future operations, financial position or liquidity. For those projects we would expect the following to be discussed:

•                  A description of the nature and its indication;

•                  The phase the project is in at the end of the reporting period and the month and year it entered that phase;

•                  Significant patents associated with the project and their expiration dates and other information about the period of exclusivity;

•                  Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons; and

•                  Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined,

disclosure should be made. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination.

Company’s Response:

The Company considers those development programs discussed within the “Key Development Programs” section of its Annual Report on Form 10-K to be its only current significant research and development (“R&D”) programs.  The Company’s Key Development Programs include product candidates in phase 3 of clinical development and may also include product candidates in phases 1 and 2 of development. They may also include product candidates that incorporate the Company’s technology and that are being developed by third parties, where the Company does not play a significant role and does not incur material costs.

The Company tracks significant external R&D expenses by program for internal reporting purposes. External R&D expenses include clinical and non-clinical activities performed by contract research organizations, consulting fees, laboratory services, purchases of drug product materials and third party manufacturing development costs. The Company does not, however, allocate internal R&D expenses on a program-by-program basis as they can benefit multiple projects or its technologies in general.  Internal expenses incurred to support R&D activities, which comprise a significant portion of the Company’s aggregate R&D expense, include general overhead and expenses related to employees and facilities.

The Company believes R&D expenses incurred for its Key Development Programs are of highest interest to investors and, therefore, this activity represents the most meaningful information for disclosure purposes.  However, the Company does not believe that providing a breakdown of costs related to its R&D efforts by individual development program or phase of development would provide information that is material to its investors. The Company has not historically publicly disclosed such detailed information regarding its R&D portfolio and believes that, given the small number of Key Development Programs and number of such programs in each phase of development, the disclosure of such information may cause competitive harm to the Company, as competitors or potential collaboration partners would gain insights into the Company’s strategy and costs, which may enable them to compete or negotiate with the Company unfairly on the basis of asymmetric information.

Therefore, the Company proposes to replace the existing table of R&D expenses within the “Research and Development Expense” analysis within the “Results of Operations” section of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013 with the following disclosure (set forth in bold below), to be updated to reflect the results, facts and circumstances of that reporting period:

The Company tracks significant external research and development (“R&D”) expenses by individual program for internal reporting purposes. External R&D expenses include clinical and non-clinical activities performed by contract research organizations, consulting fees, laboratory services, purchases of drug product materials and third party manufacturing development costs. Internal costs incurred to support R&D activities, including general overhead and expenses related to employees and facilities, comprise a significant portion of the Company’s aggregate R&D expenses.  However, such expenses are not tracked by individual program as they benefit multiple programs or the Company’s technologies in general.

The following table contains a breakdown of the Company’s R&D expenses:

For the Years Ended March 31
	2013	2012	2011
External expenses:
Key development programs	$ XX.X	$ XX.X	$ XX.X
Other development programs	XX.X	XX.X	XX.X
Internal R&D expenses	XX.X	XX.X	XX.X
Total R&D expenses	$ XX.X	$ XX.X	$ XX.X

These amounts are not necessarily predictive of future R&D expenditures. In an effort to allocate its spending most effectively, the Company continually evaluates the products under development, based on the performance of such products in preclinical and/or clinical trials, its expectations regarding the likelihood of their regulatory approval and its view of their commercial viability, among other factors.

The Company will customize the remaining disclosure found within the “Research and Development Expense” analysis of its Annual Report on Form 10-K to discuss current and future trends in R&D expenses by Key Development Programs and Other Development Programs, with qualitative disclosure related to such trends by individual R&D program where appropriate and material to investors.

In addition, in discussing its significant development programs, the Company will disclose, or will cross-reference to such information contained within the Regulatory section, Risk Factors section, or Key Development Programs section of its Annual Report on Form 10-K, the following information:

•                  A description of the product candidate, including the indication for which it is being studied;

•                  The phase of clinical development of the product candidate at the end of the reporting period, including the month and year it entered that phase;

•                  Any material developments related to the product candidate during the reporting period, including significant milestones achieved (such as filing for regulatory approval, receipt of regulatory approval, or the suspension or termination of development);

•                  The nature of efforts and steps necessary to complete clinical development of the product candidate and the risks and uncertainties associated with completing development;

•                  Significant patents associated with the product development program, including their expiration dates, and other information about the period of exclusivity*; and

•                  Future milestones, such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency, to the extent such milestones can be reliably determined.

* It is difficult to predict with certainty the length of market exclusivity for any of our products because of the complex interaction between patent and regulatory forms of exclusivity and because of inherent uncertainties concerning the outcome of patent litigation. Accordingly, any disclosure in this regard will indicate that there can be no assurance of market exclusivity for the full period that we estimate.

Amortization and Impairment of Acquired Intangible Assets, page 68

3.              You disclose that you amortize intangible assets using the economic use method, which reflects the pattern that the economic benefits of the intangible assets are consumed as revenue is generated from the underlying patent or contract. Please clarify in proposed disclosure to be included in future filings how you compute the amortization of your intangible assets under the economic use method. Please also clarify in your proposed disclosure the factors that would result in an annual amortization expense at the low end of your estimated range of $40 million and at the high end of your estimated range of $70 million through 2017.

Company’s Response:

The Company proposes to include the following text (set forth in bold below) within the “Amortization and Impairment of Acquired Intangible Assets” analysis within the “Results of Operations” section of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in applicable future annual reports, beginning with its Annual Report on Form 10-K for the year ending March 31, 2013, to be updated to reflect the results, facts and circumstances of that reporting period:

We amortize our amortizable intangible assets using the economic use method, which reflects the pattern in which the economic benefits of the intangible assets are consumed. In order to determine the pattern in which the economic benefits of our intangible assets are consumed, we estimated the future revenues to be earned under our collaboration agreements, and our NanoCrystal® and Oral Controlled Release (OCR®) technology-based intangible assets, from the date of acquisition to the end of their respective useful lives. We allocate the value of our intangible assets to match the expected revenue pattern. Based on our most recent analysis, amortization of intangible assets included within our consolidated balance sheet at March 31, 2013, is expected to be in the range of approximately $XX.X million to $ XX.X million annually through fiscal year 2018. The actual amounts of our annual amortization expense are subject to change based on the actual and projected future revenues of the underlying products. If revenues are projected to change, the related amortization of the intangible asset will change in proportion to the change in revenue.

Notes to Consolidated Financial Statements

3. Acquisitions, page F-21

4.              Please provide us proposed disclosure to be included in future filings regarding the intangible assets associated with collaboration agreements acquired in the EBT acquisition addressing the following:

•                  List and describe the nature of each intangible asset associated with each collaboration agreement acquired from EDT;

•                  Describe the assumptions and quantify how you determined that a value of $500 million is appropriate for these collaboration agreements, and

•                  Why the estimated useful life of 12 years is appropriate.

Company’s Response:

The Company proposes to include the following text (set forth in bold below) within the “Acquisition” footnote of its Consolidated Financial Statements in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013, to be updated to reflect the results, facts and circumstances of that reporting period:

On the acquisition date, EDT had several collaboration agreements in place with third party pharmaceutical companies related to the development and commercialization of a number of products including INVEGA SUSTENNA/XEPLION, AMPYRA/FAMPYRA, TRICOR 145, RITALIN LA, FOCALIN XR, EMEND and VERELAN/VERAPAMIL.  For a complete listing of commercial products utilizing the NanoCrystal technology and Oral Controlled Release technology, including the product indication, collaborative partner, and revenue source, please refer to the “Commercial Products Table” on page _ of this report.

The Company determined the value of each collaboration agreement through the use of the excess earnings method. The Company estimated future revenues to be earned under EDT’s collaboration agreements for the remainder of the year ended March 31, 2012 through the fiscal year ending March 31, 2027, and reduced such future revenues by (i) a projected gross margin percentage, (ii) an estimate of operating expenses to be incurred related to these agreements, and (iii) contributory asset charges for working capital and fixed assets.  The Company then applied an estimated tax rate, determined based upon the jurisdictions in which the underlying intangible assets are taxed, to arrive at the excess earnings.

The Company converted the excess earnings attributable to the collaboration agreements to a present value using a discount rate of 14.5%. This discount rate is equal to the Internal Rate of Return (“IRR”) the Company calculated as part of the EDT acquisition. The IRR represents the return a market participant would expect to generate through the acquisition of EDT as well as the level of risk reflected in the financial projections used as the basis for the Company’s valuation analysis.  Based on the valuation performed, the Company estimated its collaboration agreements to have a value on the acquisition date of $499.7 million.

The Company determined the useful life of the collaboration agreements to be 12 years, which was the Company’s best estimate as to the remaining life of the intellectual property for the products underlying the collaboration agreements and the life of the collaboration agreements themselves.

10. Long-Term Debt

Term Loans, page F-32

5.              Regarding the First Lien Term Loan, please clarify in proposed disclosure to be included in future filings what you mean by “subject to adjustment” and provide quantitative information related to the adjustment.

Company’s Response:

The interest rate payable on the Company’s long-term debt was “subject to adjustment” based on a consolidated leverage ratio of consolidated funded debt to consolidated EBITDA, with such ratio calculated for a certain specified period of time and subject to certain exceptions.  Subsequent to the filing of the Company’s Annual Report on Form 10-K for the year ended March 31, 2012, the Company refinanced its long-term debt facility in September 2012, and amended it in February 2013. As a result of these transactions, the interest rate payable on the Company’s long-term debt is no longer subject to adjustment based on a consolidated leverage ratio, but is rather subject to LIBOR plus a specified amount, with, in certain instances, a LIBOR floor.  The disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2013 will be updated to reflect such changes, which have been previously disclosed by the Company in its Current Reports on Form 8-K.

15. Collaborative Arrangements

Janssen, page F-39

6.              Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the development milestones to be received under the Invega Sustenna/Xeplion arrangement. Refer to ASC 605-28-50-2.

Company’s Response:

The Company is no longer entitled to payments upon the achievement of future development milestones under its agreement with Janssen for INVEGA SUSTENNA/XEPLION. Accordingly, the Company proposes to include the following text (set forth in bold below) within the “INVEGA SUSTENNA/XEPLION” subsection of the “Collaborative Arrangements” footnote of its Consolidated Financial Statements in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013:

Under its license agreement with Janssen, there are no further development milestones to be earned by the Company related to INVEGA SUSTENNA/XEPLION.

7.              Please provide us proposed disclosure to be included in future filings to disaggregate revenue recognized in each period presented separately by license and royalty revenue for each collaborative arrangement, as applicable.

Company’s Response:

The Company receives manufacturing and royalty revenues under its agreements with Janssen for RISPERDAL CONSTA and royalty revenues under its agreements with Janssen for INVEGA SUSTENNA/XEPLION. The Company is also entitled to receive research and development revenues under these agreements.  However, the research and development revenue the Company earned during the three prior fiscal years was not material. The Company proposes to include the following text (set forth in bold below) within each of the “RISPERDAL CONSTA” and “INVEGA SUSTENNA/XEPLION” subsections of the “Collaborative Arrangements” footnote of its Consolidated Financial Statements in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013, to be updated to reflect the results, facts and circumstances of that reporting period:

Under its agreements with Janssen, the Company recognized manufacturing and royalty revenues related to RISPERDAL CONSTA of $XXX million, $XXX million and $XXX million during the years ended March 31, 2013, 2012 and 2011, respectively.

Under its agreements with Janssen, the Company recognized royalty revenues from the sale of INVEGA SUSTENNA/XEPLION of $XXX million, $XXX million and none during the years ended March 31, 2013, 2012 and 2011, respectively.

Acorda, page F-40

8.              Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the commercial and development milestones to be received under the arrangement. Refer to ASC 605-28-50-2.

Company’s Response:

Under its amended and restated license agreement with Acorda, the Company is entitled to receive certain development and commercial milestones with respect to the third and fourth indications of the product developed thereunder, which includes AMPYRA/FAMPYRA.

Under its development and supplemental agreement with Acorda, the Company is entitled to receive certain development and commercial milestones, in accordance with the amended and restated license agreement, with respect to the third and fourth indications of a product developed by the Company under such development and supplemental agreement.

Under the development and supplemental agreement, if Acorda selects a formulation not developed by the Company, then the Company will be entitled to certain compensation in consideration of the Company’s agreement to forego certain of its development rights and to permit Acorda to commercialize a product not developed by the Company and in consideration of the Company’s grant of a license to certain intellectual property used in such product.   The Commission has granted confidential treatment to such financial compensation information under a confidential treatment request filed by Acorda Therapeutics, Inc. pursuant to Rule 24b-2 under the Exchange Act.

In light of the confidential treatment granted by the Commission, the Company proposes to include the following text (set forth in bold below) within the “Acorda” subsection of the “Collaborative Arrangements” footnote of its Consolidated Financial Statements in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013, to be updated to reflect the results, facts and circumstances of that reporting period:

The Company is entitled to receive the following milestone payments under its amended and restated license agreement with Acorda for each of the third and fourth new indications of the product developed thereunder:

•                  Upon the initiation of a phase 3 clinical trial: $1.0 million;

•                  Upon the acceptance of a NDA by the FDA: $1.0 million;

•                  Upon the approval of the NDA by the FDA: $1.5 million; and

•                  Upon the first commercial sale: $1.5 million.

In January 2011, the Company entered into a development and supplemental agreement to its amended and restated license agreement and supply agreement with Acorda. Under the terms of this agreement, the

Company granted Acorda the right, either with the Company or with a third party, in each case in accordance with certain terms and conditions, to develop new formulations of dalfampridine or other aminopyridines. Under the terms of the agreement, Acorda has the right to select either a formulation developed by the Company or by a third party for commercialization.

The Company is entitled to development fees it incurs in developing formulations under the development and supplemental agreement and, if Acorda selects and commercializes any such formulation, to milestone payments (for new indications if not previously paid), license revenues and royalties in accordance with its amended and restated license agreement for the product, and either manufacturing fees as a percentage of net selling price for product manufactured by the Company or compensating fees for product manufactured by third parties.

If, under the development and supplemental agreement, Acorda selects a formulation not developed by the Company, then the Company will be entitled to various compensation payments and has the first option to manufacture such third party formulation. The development and supplemental agreement expires upon the expiry or termination of the amended and restated license agreement and may be earlier terminated by either party following an uncured breach of the agreement by the other party.

Amylin, page F-41

9.              Please provide us proposed disclosure to be included in future filings that describes and quantifies each of the development and commercial milestones to be received. Refer to ASC 605-28-50-2.

Company’s Response:

The Company has received all of the development and commercial milestone payments it was entitled to earn under its agreements with Amylin. Accordingly, the Company proposes to include the following text (set forth in bold below) in its disclosure within the “Amylin” subsection of the “Collaborative Arrangements” footnote of its Consolidated Financial Statements in applicable future annual reports beginning with its Annual Report on Form 10-K for the year ending March 31, 2013:

The Company received milestone payments upon the achievement of certain development and commercialization goals, and there are no further milestones to be earned under the agreements.

Cilag, page F-42

10.       Please provide us proposed disclosure to be included in future filings that describes and quantifies each milestone in the $33 million milestones to be received. Refer to ASC 605-28-5-2. Please also clarify in your proposed disclosure what “agreed-upon other events” represents.

Company’s Response:

The Company has determined that its collaborative arrangement with Cilag is not material. Subsequent to the acquisition of EDT, the revenues received, and the cost of goods sold incurred, by the Company in relation to this collaborative arrangement were 0.5% and 1.7%, respectively, of the Company’s consolidated revenues and cost of goods sold. Furthermore, the Company believes the likelihood of achieving the remaining milestones is not considered probable. As such, the Company will not include a discussion of the Cilag collaborative arrangement in its consolidated financial statements, unless, and until such time that, the collaborative arrangement becomes material to the Company.

Income Taxes, page F-43

11.       Please tell us why you partially released $4.6 million of the Irish deferred tax liability relating to acquired intellectual property. Please also tell us why you partially released $9.9 million of an existing U.S. federal valuation allowance as a consequence of the business combination. Please also provide us an analysis that demonstrates that only a partial release was necessary in both cases.

Company’s Response:

On September 16, 2011, the business of Alkermes, Inc. and the drug technologies business (“EDT”) of Elan Corporation, plc were combined in a transaction accounted for as a reverse acquisition, with Alkermes, Inc. treated as the accounting acquirer. The purchase price of the EDT business was allocated to the acquired assets and liabilities. The allocated purchase price exceeded the tax basis in the acquired assets and liabilities and hence a deferred tax liability of approximately $48.5 million was created.  Of this amount, $36.5 million related to intellectual property held by an Irish company in the EDT business. The deferred tax liability reverses as the book value of the intellectual property is amortized.  $4.6 million of the deferred tax liability was released for the year ended March 31, 2012 as a consequence of the amortization of the intellectual property for that year.

Prior to the transaction, Alkermes, Inc. had incurred substantial operating losses. Alkermes, Inc. had determined that it was more likely than not that its net deferred tax assets would not be realized and consequently had recorded a full valuation allowance against these deferred tax assets. As part of the transaction, the U.S. operations (including assets and liabilities) of the EDT business and Alkermes, Inc. were transferred into the same federal consolidated tax group.  The operating losses incurred by Alkermes, Inc. prior to the transaction may (subject to certain limitations as outlined on page F-45 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012) be used to offset future income (including reversal of temporary timing differences) from the U.S. operations of the EDT business. Therefore, the federal deferred tax liability of $9.9 million relating to the U.S. operations of the EDT business was netted against the deferred tax assets of Alkermes, Inc. The valuation allowance that was in place before the transaction was reduced by $9.9 million and the adjustment was reflected in the income statement in accordance with Accounting Standards Codification (ASC) 805, Business Combinations. The balance of the valuation allowance was retained as the Company deemed it was more likely than not that the net deferred tax assets would not be realized. This conclusion was arrived at based upon a review of the proforma combined results of Alkermes, Inc. and the U.S. operations of EDT for the three fiscal years ended March 31, 2012. During this period, a proforma loss before tax was recorded in each fiscal year.

* * * *

In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and
Chief Financial Officer